UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 21, 2022

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 21 March 2022 – On 2 February 2022, Novo Nordisk initiated a share repurchase programme in accordance with Article 5 of Regulation No 596/2014 of the European Parliament and Council of 16 April 2014 (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 (the "Safe Harbour Rules"). This programme is part of the overall share repurchase programme of up to DKK 22 billion to be executed during a 12-month period beginning 2 February 2022.

Under the programme initiated 2 February 2022, Novo Nordisk will repurchase B shares for an amount up to DKK 4.4 billion in the period from 2 February 2022 to 2 May 2022.

Since the announcement 14 March 2022, the following transactions have been made:

	Number of B shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	3,029,151		2,044,226,993
14 March 2022	100,000	691.79	69,179,291
15 March 2022	100,000	691.47	69,147,046
16 March 2022	95,000	713.21	67,754,522
17 March 2022	100,000	724.66	72,466,457
18 March 2022	100,000	736.07	73,606,764
Accumulated under the programme	3,524,151		2,396,381,074

The details for each transaction made under the share repurchase programme are published on novonordisk.com.

With the transactions stated above, Novo Nordisk owns a total of 35,310,319 B shares of DKK 0.20 as treasury shares, corresponding to 1.5% of the share capital. The total amount of A and B shares in the company is 2,310,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 22 billion during a 12- month period beginning 2 February 2022. As of 18 March 2022, Novo Nordisk has since 2 February 2022 repurchased a total of 3,524,151 B shares at an average share price of DKK 679.99 per B share equal to a transaction value of DKK 2,396,381,074.

Novo Nordisk is a leading global healthcare company, founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat diabetes and other serious chronic diseases such as obesity and rare blood and endocrine disorders. We do so by pioneering scientific breakthroughs, expanding access to our medicines, and working to prevent and ultimately cure disease. Novo Nordisk employs about 47,800 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Twitter, LinkedIn, and YouTube.

Further information

Media:
Ambre Brown Morley	+45 3079 9289	abmo@novonordisk.com
Michael Bachner (US)	+1 609 664 7308	mzyb@novonordisk.com

Investors:
Daniel Muusmann Bohsen	+45 3075 2175	dabo@novonordisk.com
Ann Søndermølle Rendbæk	+45 3075 2253	arnd@novonordisk.com
David Heiberg Landsted	+45 3077 6915	dhel@novonordisk.com
Jacob Martin Wiborg Rode	+45 3075 5956	jrde@novonordisk.com
Mark Joseph Root (US)	+1 848 213 3219	mjhr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888	Internet: www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 24 / 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: March 21, 2022	NOVO NORDISK A/S Lars Fruergaard Jørgensen Chief Executive Officer